

For Immediate Release

Contact: Mark H. Collin
             Phone: 603-773-6612
             Fax: 603-773-6605
             Email: collin@unitil.com

Unitil Reports First Quarter Earnings

Hampton, NH - May 1, 2003: Unitil Corporation (AMEX: UTL) (www.unitil.com) today announced earnings per common share of $0.52 for the first quarter of 2003, an improvement of $0.16 compared to the first quarter of 2002. This improved performance is primarily attributable to strong electric and gas sales, driven by weather and system growth, and higher electric and gas prices for utility distribution services. Net income Applicable to Common Shareholders was $2.5 million for the first quarter of 2003 compared to $1.7 million in the first quarter of 2002.

"We are pleased with our improved year over year financial results", said Robert G. Schoenberger, Unitil's Chairman and Chief Executive Officer. "Increased cash flow and earnings from our New Hampshire and Massachusetts distribution operations provide solid support for our continued investments in gas and electric distribution facilities to meet growing service requirements in our relatively high-growth communities."

Total electric kilowatt-hour (kWh) sales volume increased 12% in the first quarter of 2003 due to the colder winter heating season and customer growth. Total firm therm gas sales increased 29% in the first quarter of 2003, reflecting a colder winter heating season and an increase in the number of non-residential customers. On average, heating degree-days were 30% above last winter and 10% above normal.

In total, electric revenues increased by $14.9 million in the first quarter of 2003 to $52.1 million compared to 2002 due to the increases in unit sales, new electric distribution service rates and an increase in wholesale commodity fuel prices. Gas revenues in total increased by $5.5 million over the first quarter of 2002 to $12.4 million, reflecting higher unit sales, new gas distribution service rates and increased gas commodity wholesale supply prices compared to the prior year. Both electric and gas supply costs are collected from customers through periodic cost recovery mechanisms, and therefore, changes in these costs do not affect the Company's net income.

Unitil is a public utility holding company with subsidiaries providing electric service in New Hampshire and electric and gas service in Massachusetts and energy services throughout the Northeast. Its subsidiaries include Unitil Energy Systems, Inc., Fitchburg Gas and Electric Light Company, Unitil Power Corp., Unitil Realty Corp., Unitil Service Corp. and its unregulated business segment Unitil Resources, Inc. Usource L.L.C. is a subsidiary of Unitil Resources, Inc.

This news release contains forward-looking statements, which are subject to the inherent uncertainties in predicting future results and conditions. Certain factors that could cause the actual results to differ materially from those projected in these forward-looking statements include, but are not limited to; variations in weather, changes in the regulatory environment, customers' preferences on energy sources, general economic conditions, increased competition and other uncertainties, all of which are difficult to predict, and many of which are beyond the control of the Company.

Unitil Corporation

Selected Financial Information (Amounts In Thousands, except Shares and Per Share Data)

		Three Months Ended March 31,		
		2003		2002
Operating Revenues	$	64,807	$	44,289
Purchased Power & Gas		45,190		28,858
Operation & Maintenance		7,334		5,898
Depreciation, Amortization, Taxes & Other		7,611		5,848
Operating Income		4,672		3,685
Interest Expense, Net		2,082		1,895
Other Non-Operating Expenses		51		31
Net Income		2,539		1,759
Preferred Dividends		60		64
Net Income Applicable to Common Shareholders	$	2,479	$	1,695

Earnings per Common Share

Average Common Shares Outstanding		4,763,229	4,760,516
Earnings per Common Share	$	0.52	$ 0.36

For more information, visit Unitil at www.unitil.com or call Mark Collin at 603-772-0775.